UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of November 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



Shareholder information

Issued share capital
as at 30 September 2003   257 858 784

Market capitalisation

At 30 September 2003 (R million)	25 657
At 30 September 2003 (US$ million)	3 736
US$ per production ounce per annum	934
US$ per reserve ounce	60
US$ per resource ounce	9

Share price

12 month high (Oct 2002 – Sep 2003)	$18.50
12 month high (Oct 2002 – Sep 2003)	R181,50
12 month low (Oct 2002 – Sep 2003)	$10.14
12 month low (Oct 2002 – Sep 2003)	R71,00

Free float   100%

ADR ratio   1:1

JSE Securities Exchange South Africa   HAR

Range – Quarter	R83.70 – R117.25
Average volume/Quarter	1 378 924 shares/day

New York Stock Exchange   HMY

Range – Quarter	US$10.93 – US$15.95
Average volume/Quarter	1 284 094 shares/day



This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbour created by such sections. All statements other than those of historical facts included in this presentation are forward-looking statements including, without limitation, (i) estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices; (ii) estimates of future gold and other metals production and sales, (iii) estimates of future cash costs; (iv) estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; (v) statements regarding future debt repayments; (vi) estimates of future capital expenditures; (vii) estimates of reserves, and statements regarding future exploration results and the replacement of reserves; and (viii) statements regarding modifications to the Company's hedge position. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include, but are not limited to, gold and other metals price volatility, currency fluctuations, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, as well as political and operational risks in the countries in which we operate and governmental regulation and judicial outcomes. For a more detailed discussion of such risks and other factors, see the Company's Annual Report on Form 20-F for the year ended June 30, 2002, which is on file with the Securities and Exchange Commission, as well as the Company's other SEC filings. The Company does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this presentation, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Key indicators

Highlights for the quarter
- **Harmony/ARMgold merger concluded on 22 September 2003**
- **Higher US Dollar gold price negates some impact of stronger South African Rand**
- **Robustness of asset base delivers solid operational performance from all regions**
- **Abelle Ltd - feasibility study on Morobe continues and further good exploration results from Wafi**
- **Crystallized strategic investments in Highland Gold and High River Gold**

Proforma combined quarterly financial highlights

	Sept 2003	June 2003	% Variance
Cash earnings per share			
– SA cents per share	130	133	(2)
– US cents per share	18	17	1
Basic earnings per share excluding mark to market of financial instruments and impairment charges			
– SA cents per share	44	18	144
– US cents per share	6	2	200
Basic earnings per share including mark to market of financial instruments and impairment charges			
– SA cents per share	(24)	(135)	82
– US cents per share	(3)	(17)	82
Gold produced			
– kg	30 145	29 959	1
– oz	969 179	963 200	1
Cash costs			
– R/kg	75 319	73 480	(3)
– $/oz	316	296	(7)

Chief executive's review

"As predicted, the South African Rand continued its strong trend against the US dollar. This company however proved its robustness by returning a solid operational performance as well as effectively dealing with the impact of the annual wage increases through productivity improvements."

SAFETY REPORT

The first quarter of 2003/04 saw the integration of the safety structures of the merged companies. Regrettably, during the past quarter, eight of our employees lost their lives in mining related incidents. We extend our sincere condolences to the family and friends of the deceased.

In all the other key safety indications, the company showed improvement. This is evident from the list of safety achievements.

Date	Operation	Fatality free shifts
26/09/03	Free Gold	2 000 000
20/07/03	Kalgold	1 000 000
21/07/03	St Helena	1 000 000
27/08/03	Evander 8 Shaft	1 000 000
14/07/03	Unisel	500 000
23/07/03	Evander 2 Shaft	500 000
14/08/03	Welkom	500 000
10/09/03	Joel	500 000

The past quarter in review – operational improvements contribute to solid performance

As predicted the South African Rand continued its strong trend against the US Dollar. This company however proved its robustness by returning a solid operational performance as well as effectively dealing with the impact of the annual wage increases through productivity improvements.

Following the successful completion of the merger between Harmony and ARMgold on 22 September 2003, we are presenting the Q1/F2004 results in a pro-forma combined format to allow for a quarter on quarter comparison.



The merged company reported increased cash operating profits up 1%, up from R330,4 million to R332,9 million. This was achieved through a combination of a 1% increase in production as well as good management of working costs following the granting of annual labour increases, in excess of 10%, in July 2003.

4

The performance of the company is highlighted in the following table:

	Sept 2003	June 2003	% Variance
Production - kg	30 145	29 959	1
Production - oz	969 179	963 200	1
Revenue - R/kg	86 364	84 507	2
Revenue - US$/oz	362	340	6
Cash cost - R/kg	75 319	73 480	(3)
Cash cost - US$/oz	316	296	(7)
Exchange rate - R/US$	7,42	7,73	(4)

For comparison purposes the contribution from both Harmony and ARMgold measured quarter on quarter are best illustrated as follows:

	September 2003			June 2003		
	Harmony	ARMgold	Total	Harmony	ARMgold	Total
Production - kg	22 725	7 420	30 145	21 992	7 967	29 959
Production - oz	730 622	238 557	969 179	707 053	256 147	963 200
Cash operating profit (R'million)	217,4	115,5	332,9	183,4	147,0	330,4

Whilst Harmony returned vastly improved operational results, ARMgold performed in line with predictions following the expected reduction in output from its Welkom/Orkney Operations.

On an operational level the merger has progressed well with the integration of the various activities of the underlying companies. At the time of the merger it was anticipated that savings of approximately R10,0 million per month would be achieved. I anticipate that it will be achieved within the next three months.

Although we have reached an agreement with the labour unions on the introduction of CONOPS (continuous operations) at our Free Gold operations, these benefits are only expected to contribute to the performance of the company in six to nine months time. Activities related to the introduction of CONOPS are underway at the various Free Gold shafts and are progressing well.

	Sept 2003	June 2003	% Variance
Cash earnings per share			
– SA cents per share	130	133	(2)
– US cents per share	18	17	1
Basic earnings per share excluding mark to market of financial instruments and impairment charges			
– SA cents per share	44	18	144
– US cents per share	6	2	200
Basic earnings per share including mark to market of financial instruments and impairment charges			
– SA cents per share	(24)	(135)	82
– US cents per share	(3)	(17)	82

As a result of the increase in the US Dollar price of gold the negative mark to market value of the hedge book increased by R166 million quarter on quarter. This hedgebook was inherited by Harmony through the acquisition of New Hampton and Hill 50 in Australia.

When measured in cash earnings per share, earnings decreased by 2% from 133 cents per share to 130 cents per share.

RESTRUCTURING TO DEAL WITH THE STRONG SA RAND

Harmony has, over the past seven years, had to deal with the volatile cycles in the US Dollar gold price as well as the SA Rand.

The current low R/kg gold price scenario has again presented the company with the challenge to restructure its operations and as in the past, position itself to deal with its changing environment. The company has demonstrated on many occasions its ability to deal pro-actively with the adverse situations.

This restructuring exercise will see more focus being placed on the operational and financial performance of the company without neglecting areas of growth and marketing.

6

Four new Regional Business Coaches will be appointed to assist André Wilkens, Philip Kotze and Peter Steenkamp in managing the larger operational production base, following the merger of the two companies. These Business Coaches will add much needed capacity to allow for the optimal exploration of our orebodies as well as the continued focus on improving our people productivity.

UPGRADING (NOT HIGH GRADING) OUR RESERVE BASE

Over the past few years we have completed twenty five acquisitions. As indicated in the past, these assets were typically mature, marginal in nature, and our immediate focus was to restructure the assets for profitability. This strategy has served us well and we have created significant value for all shareholders over the past eight years.

However, included in the portfolio of mature assets, were a range of growth projects, which at the time of acquiring them, had little value as the profitability of the acquired assets did not allow for sufficient funding to develop them. With the change in both the profitability of these operations and the long term US Dollar gold price board approval was given over the past twelve months to develop a number of these growth projects.

VALUE UPLIFTMENT PROCESS


"Unlocking value for our shareholders"
Cash available for dividends and re-investment in quality production
Restructure for profitability
Acquisition of marginal mature assets
APPROVED PROJECTS
Masimong Expansion
Elandsrand New Mine
Phakisa Mine
Tshepong Mine
Doornkop South Reef

The successful completion of these projects will result in the company's underground recovery grade increasing from the current 5,3 g/t to above 6,1 g/t by 2009. The improved quality will result in a lower cash and total cost profile.

CAPITAL COST PER PRODUCTION OUNCE

Project	Mineable reserve ('000/oz)	Total cost** (US$m)	US$ cost/oz	g/t	oz/annum
Masimong	2 530	30	12	5.2	315 000
Tshepong	1 300	36	28	7.5	167 000
Phakisa	4 100	73	18	7.4	265 000
Elandsrand	6 300	210	33	8.8	450 000
Doornkop South	3 700	169	46	6.4	330 000

Based on R7.50 to US Dollar
** Includes acquisition, exploration and Capex charges.

Through a process of weighing up the development of organic growth projects to the acquisition of other available assets under the current high US Dollar gold price scenario, the abovementioned list of projects with IRR's in excess of 20% have been approved and are currently being developed.

DECREASING CASH COST PROFILE @ 7.50 PER US$

	US$ cash cost	US$ total cost
Current cost/oz	310	335
Project cash cost/oz		
Masimong Expansion	239	251
Tshepong Mine	210	238
Phakisa Mine	222	240
Elandsrand New Mine	223	256
Doornkop South Reef	205	251

Due to the higher recovery grades and the fact that these are long life assets, the working cost structure of these orebodies will be different. Using an exchange rate of R7,50 to the US Dollar, the cash cost structure of the company will be significantly lower than the current approximately US$310/oz. This will increase the overall profitability from the ounces mined over the next five to ten years.

Our decision to pursue the development of these projects is paying off with the overall performance profile of the company improving as ounces from these projects are reporting to the mill.

CLEANING UP OUR PORTFOLIO OF STRATEGIC INVESTMENTS
The company announced on 13 October 2003 that it had disposed of its 31,7% shareholding in Highland Gold Mining Limited.

This stake which was acquired at a cost of US$26,6 million was disposed of for an amount of US$119 million, a return of some 350%. Following the strengthening of the Rand, this investment realised a return of 223% in Rand terms.

As a result of the challenges faced by non-Russian companies in operating in Russia and the improved exploration results from Wafi, a project within Abelle Limited, the company deemed it necessary to look at ways of strengthening its balance sheet to fund its future non-South African growth. Disinvesting from Highland Gold, which had significantly increased in value over the past 12 months, presented the company with such an opportunity.

Following the disposal of our investment in Highland Gold, the strategic relevance of our shareholding in High River Gold decreased. On 17 October 2003, the company announced that it had disposed of its 17 074 861 shares or 16% shareholding in High River Gold for a consideration of US$22,4 million. We realised a return of 55% on the US$14,5 million originally invested in November 2002. The strength of the South African Rand again impacted on the profit in Rand terms (R17,7 million).

The profit realised from these transactions totalled approximately R528,2 million or 206 cents per share and will be reflected in the Q2/F2004. Proceeds from this disposal will strengthen our balance sheet significantly and will be utilised in funding our future growth.

STRATEGIC INVESTMENTS



- **Bendigo (31.8% Harmony)**

The underground development and sampling programme initiated at Bendigo in early 2002 is nearing completion. Good results (over 100m at over 30 g/t) have been obtained from the drive on Gerard's (Lower S3) Reef.

Bendigo's management are due to complete the feasibility study regarding the commercial development of this asset before the end of the year.

10

- **Abelle**

Significant progress was made with the various projects in Abelle.

Morobe (Hidden Valley) feasibility study

The re-engineering of the Morobe feasibility study, as envisaged during the May bid by Harmony, is nearing completion. In essence we are designing a smaller operation, with lower capital costs but significantly better economics than that proposed by the previous owners.

Initial results indicate:

(i)   the orebody is amenable to reinterpretation at a higher cut-off grade into a series of smaller, higher grade, but still robust, lenses,

(ii) a very detailed mining study envisaging a smaller pit, but also with a much lower "prestrip" is yielding very promising results, and

(iii) significant capital infrastructure savings appear possible by changing the configuration of the plant layout, infrastructure and including cash flows from the Hamata orebody early into the mining study.

The preliminary financial studies to date indicate that, (excluding the mining fleet which is estimated to cost A$52 million and can be financed separately), the capital costs for Phase I of the development of the mine could be trimmed to A$160 million, including prestrip, (previously ±A$260 million), for an operation that would process ±3.5 mtpa of ore to produce 290,000 – 300,000 ounces per annum. This estimate assumes that the equipment fleet is leased.

The total ounces of gold produced in this first phase of operations drops to 2.06 million (plus 29.7 million ounces of silver), previously 2.7 million ounces of gold. This figure excludes inferred resources which exist within the pit shell. Further potential not included in the study is the possibility of mining from underground the depth extensions of the higher grade lenses which the new smaller open pits will not exploit.

Although the results from this study should be available before the end of 2003, activities related to financing the construction of the mine will be concluded early in 2004.

Wafi Gold Project

Further drilling on the Link Zone at Wafi continues to support earlier encouraging results.

Hole WA183 drilled to confirm the new interpretation of the Link Zone structure yielded results including:

70m @ 14,08 g/t from 209m
 8m @ 7,79 g/t from 363m
 4m @ 6,99 g/t from 431m

Other boreholes near the flanks of the orebody yielded some good results, including:

W 182 28m @ 3,81 g/t from 92m
       46m @ 6,04 g/t from 189m

W 184 15m @ 5,21 g/t from 241m
       8m @ 4,57 g/t from 337m

Drilling is continuing.

Golpu Copper Gold Project

Preliminary studies on this large Cu/Au porphyry deposit are continuing.

There are significant differences in the grade and impurity (mainly arsenic) content of this orebody with depth. Current work has the character of "scoping studies" to try to define the best combination of mining and metallurgical technologies which would maximise the returns from this orebody. In addition it is important to design and develop strategy which will encompass some of the synergistic combinations with the development of the Wafi gold mineralisation which is only 1.4km away.

Gidgee Operations

The Gidgee Operations increased gold production to 17,065 ounces from 11,534 ounces in the June quarter and operating profits increased to A$2.37m from $1.91 million. However the remaining high grade underground lenses that have underpinned the production base and profitability in the past five months are being depleted. The continued profitability of these operations remain at risk whilst exploration for more of these high grade lenses continues.

QUARTERLY OPERATIONAL REVIEW

A quarter on quarter pro-forma combined operating profit analysis of the various operations is as follows:

Operations	Sept 2003 (R'million)	June 2003 (R'million)	Variance (R'million)
Free Gold (100%)	165	201	(36)
Free State	7	4	3
Evander	39	38	1
Randfontein	40	40	-
Elandskraal	(6)	(33)	27
Welkom/Orkney	33	46	(13)
Kalgold	13	11	2
Australian Operations	42	23	19
Total	333	330	3

Free Gold Operations

The Free Gold Operations reported an 18% or R35 million reduction in cash operating profit, down from R200 million to R165 million.

Tonnage from underground increased by 3% from 1 222 000 tonnes to 1 254 000 tonnes. Underground recovery grade at 6,27 g/t was 6% lower than the 6,70 g/t reported previously. Net underground gold recovery was lower at 7 864 kg.

Although surface tonnages was 86 000 tonnes less at 1 102 000 tonnes, a higher recovery grade of 0,67 g/t resulted in a net gold recovery of 742 kg.

These operations contained costs well with working costs increasing by only R5,6 million quarter on quarter from R573,9 million to R579,5 million. Due to the lower underground recovery grades underground working costs in R/kg terms increased by 5% from R64 343/kg to R67 492/kg.

In R/tonne terms total working costs increased from R238/tonne to R246/tonne.

Free Gold reported another fatality free quarter. The management teams have accepted the challenge to deliver excellent sustainable production results, but not at the expense of safety.

Bambanani contributed to the lower overall Free Gold recovery grade, with a 15% decline in recovery grade, down to 6,19 g/t compared to a forecast of 7,29 g/t. Underground tonnage at 397 000 tonnes was 42 000 tonnes higher than planned. Net underground gold recovery was only 173 kg lower at 2 455 kg.

Tshepong continued to deliver good results with cash operating profits of R99,9 million. Gold recovery was 6% or 190 kg lower at 3 105 kg. With cash costs of R54 474/kg, this mine remains one of the most profitable in the South African industry.

Joel continues to improve, reporting a cash operating profit of R7,3 million. With underground tonnage of 135 000 tonnes at a recovery grade of 4,63 g/t, this mine increased gold production to 624 kg, 11% more than the planned 562 kg. Working cost per kilogram at R74 846/kg was 8% lower than planned.

At St Helena the underground recovery grade was higher at 4,89 g/t, but a 24% decrease in underground tonnage resulted in a net gold recovery of 565 kg. This shortfall being aggravated by excessive working costs resulted in a R17,2 million loss at this mine. Although St Helena 2 Shaft is in the process of being closed, the future of the other shafts remain in the balance and efforts are being made to ensure it becomes profitable in the short term. Excess labour at the St Helena shafts has been deployed elsewhere, displacing mining contractors. Additional labour costs are however being incurred in the short term as the remaining labour is expected to be utilised in CONOPS activities at Free Gold.

Free State Operations – underground tonnage increases for second quarter in a row

The Free State Operations reported a marginal increase in cash operating profits, up from R4,0 million to R6,5 million despite significant operational improvements. Underground tonnage was 58 000 tonnes or 5% higher at 1 156 000 tonnes. At a higher recovery grade of 4,20 g/t underground production was 6% higher at 4 850kg. Over the past two quarters underground tonnage at our Free State Operations increased by 13%.

Working cost expenditure of R414,7 million was R37,3 million or 10% higher which included the cost of annual wage increases and costs associated with increased production. Unit costs increased by 4% to R359/tonne.

The Masimong Expansion Project which includes the mining of the Saaiplaas 3 pillar is progressing well. Total tonnage milled of 363 000 tonnes at a recovery grade of 4,8 g/t resulted in a total gold recovery of 1 743 kg.

Evander Operations – good operational performance

Cash operating profits at these operations increased by 3% from R38,5 million to R39,5 million.

Higher underground tonnages of 538 000 tonnes compared to 471 000 tonnes reported previously at a lower underground recovery grade of 5,6 g/t, resulted in a net gold recovery being 2% higher at 3 015 kg compared to 2 943 kg for the June 2003 quarter.

The lower recovery can mainly be attributed to Evander 8 Shaft which is experiencing problems with discrepancies between mining grades and recovery grades. Clean mining practices are being followed to eliminate the shortfall.

Total cash working costs were R15,2 million higher at R222,9 million mainly due to the annual wage increases and increased production from underground. Underground unit costs in R/kg terms increased by 5% from R69 873/kg to R73 337/kg.

Randfontein Operations – volumes improving

The Randfontein Operations reported improved cash operating profits of R40,3 million, a 1% improvement on the previous quarter. This was mainly due to a combination of higher tonnages from underground and improved recovery grades. Underground tonnage increased by 7% or 45 000 tonnes to 694 000 tonnes. Underground recovery grades were higher at 4,89 g/t compared to the 4,66 g/t reported previously. As reported in the previous quarter, our focus at these operations has been to adjust the mining plan to the higher cut-offs being applied.

Surface tonnages treated increased marginally from 535 000 tonnes to 546 000 tonnes. At slightly lower recovery grades gold recovery was lower at 141 kg.

Total working cost of R264,6 million was R43,3 million higher than the R221,3 million for the June 2003 quarter. Underground working cost per tonne increased by 13% to R367,00 per tonne, and working costs in R/kg terms increased by 7% from R70 037/kg to R75 018/kg.

Elandskraal Operations – Elandsrand returns to profitability

These operations experienced a R26,1 million improvement at cash operating profit level, from a R32,6 million loss to a loss of R6,5 million by the end of September 2003. Although underground tonnage milled increased by 2% from 480 000 tonnes to 491 000 tonnes, gold recovery continues to be adversely influenced by dilution from waste tonnages unavoidably being tipped into reef ore passes at Elandsrand. At a recovery grade of 5,38 g/t compared to the 4,63 g/t of the June 2003 quarter, gold recovery was 19% higher at 2 641 kg compared to the 2 221 kg reported previously.

Deelkraal continues to suffer from the lack of mining flexibility. These operations reported a loss of R15,8 million as production targets in respect of tonnages and recovery grades were not met. Although four new mining areas are being made available for stoping, the future of these operations is currently under investigation. Negotiations are underway with the unions on the introduction of CONOPS at Deelkraal which in the short term will assist in addressing the loss-making situation at this shaft.

Total working costs were higher, increasing 9% or R20,9 million to R244,1 million from R223,2 million for the previous quarter. These operations reported an increase of 7% in underground R/tonne cost terms, increasing from R443/tonne to R475/tonne. In R/kg terms total cash costs decreased by 8% from R96 237/kg to R88 490/kg.

Welkom/Orkney Operations – performance in line with plan

These operations reported a 30% or R14,1 million reduction in cash operating profit, down from R46,9 million to R32,8 million.

As predicted underground tonnage decreased by 21 000 tonnes to 560 000 tonnes and at a lower recovery grade of 5,56 g/t, gold recovery was 11% less at 3 117 kgs.

In line with lower tonnages, cash working costs were R17,6 million lower at R237,9 million. In R/kg terms costs increased by 4% from R73 129/kg to R76 321/kg.

Kalgold Operations – excellent performance

Tonnage at our Kalgold Operations increased by 52 000 tonnes or 17% quarter on quarter, increasing from 315 000 tonnes to 367 000 tonnes. Before the installation of the third mill approximately six months ago, Kalgold treated 250 000 tonnes for the March 2003 quarter. At an expected higher recovery grade of 2,12 g/t, gold recovery was 41% higher at 779 kg.

Working costs increased in line with the increased throughput, by 46% or R16,9 million to R53,9 million. In R/tonne terms, working costs increased by 26% from R117/tonne to R147/tonne. R/kg costs increased by 4% from R66 711/kg to R69 199/kg.

Australian Operations – significant improvements

The main features of the company's activities and performance in Australia in the quarter were:

- significant improvements in the performance at our main operations at Mount Magnet and South Kal Mines. The ventilation issues at Hill 50 still continue to negatively affect both operational performance and financial results,

- the "bedding down" of the major managerial changes that were implemented at the end of the June quarter,

- orderly closure of the Big Bell Operations,

- Northern Territories (50% Harmony) – the exploration and evaluation programmes are producing good results which bode well for the possible restart of this project in the anticipated forthcoming higher gold price regime, and

- open pit exploration programmes close to our mine sites continue to produce results that have added marginally to our resource base. The best exploration results have come from the Mount Marion Operations where both grades and tonnes per vertical metre are improving with depth.

Mt Magnet

Mt Magnet reported an 18% improvement in underground tonnage, and at a slightly lower grade which led to a 13% increase in gold output. Significantly lower operational costs saw the underground mines return to operational profitability. It is anticipated that the remedial work to regain the vent raises at Hill 50 will be completed in late November.

The open pit operations also had a significantly better quarter on both tonnes and grade.

During the quarter, the infrastructural work at the Watertank Hill was completed successfully providing access to the high grade discoveries which were made at this site in mid 2002.

In aggregate, operational profits at Mount Magnet increased from A$2.19 million in the June quarter to A$3.49 million for September as gold production increased from 36,967 to 42,070 ounces.

South Kal

The character of the South Kal Mines Operations changed significantly during the quarter when the New Celebration plant was transformed to a toll milling operation, whilst the Jubilee plant became the only dedicated treatment plant for Harmony ore.

The underground and open pit operations performed broadly according to plan with gold output dropping from 45,642 ounces to 36,865 ounces. Owing to good cost control, and an improvement in the average gold price received, operational profits at this operation for the quarter increased from A$1,17 million to A$1,57 million.

Good exploration results are being achieved from an underground drilling programme aimed to define the shape and grade of the Mt Marion orebody beneath the base of our current proven reserves. Both the grade and the size of the orebody appear to be increasing together with a shallowing of the plunge. The programme is not yet complete and the final information will still need to be subjected to geotechnical and mining studies, but the results to date bode well for extending the life and further improving the profitability of this operation.

Big Bell

The winding down of Big Bell has gone off broadly according to plan and costs were well controlled. In total 10,850 ounces were produced for an operational profit of A$0,54 million. The programmes of final plant clean up, cataloguing and disposal of surplus equipment and responsible but very cost conscious environmental remediation are progressing according to plan.

Northern Territory (50% Harmony)

The 10,000 tonnes development ore from the 980m and 1000m levels of the Zapopan decline were toll treated at Union Reefs. The gold production results provided the company with an excellent validation of our grade estimation figures (which are very difficult in this nuggetty orebody), good gold recoveries (99%) and A$400,000 towards our ongoing exploration and evaluation costs.

The combination of these results, the results of underground exploration holes drilled during the programme and further work on previous exploration and evaluation data are resulting in a continually improving economic prognosis for the development of this project under a gold price regime slightly better than the prevailing one.

CAPITAL EXPENDITURE

Operational capex	Actual September 2003	Forecast December 2003
Free State	14	15
Evander	26	27
Randfontein	9	12
Elandskraal	10	8
Kalgold	2	1
Free Gold (100%)	21	16
Australian Operations	49	39
Sub Total	**131**	**118**
Project capex		
Doornkop South Reef	21	35
Elandsrand Shaft Deepening	29	24
Tshepong Decline	21	23
Phakisa Shaft	2	21
Nyala Shaft	16	4
Sub total	**89**	**92**
Free State	14	15
Evander	26	27
Randfontein	30	47
Elandskraal	39	32
Kalgold	2	1
Free Gold (100%)	60	64
Australian Operations	49	39
Total capex	**220**	**225**

Operating and financial results (Rand/metric)

		Underground production – South Africa							Surface production – South Africa						Kalgold Open-cast	South Africa Total	Australia Total	Harmony Total
		Free State	Evander	Rand-fontein	Elands-kraal	Free Gold	ARMgold	Sub Total	Free State	Evander	Rand-fontein	Elands-kraal	Free Gold	Sub Total				
Ore milled – t'000	Sep-03	1 156	538	694	491	1 254	560	4 693	227	47	546	296	1 102	2 218	367	7 278	1 316	8 594
	Jun-03	1 098	471	649	480	1 222	581	4 501	215	54	535	299	1 188	2 291	315	7 107	1 907	9 014
Gold produced – kg	Sep-03	4 850	3 015	3 391	2 641	7 864	3 117	24 878	133	31	141	118	742	1 165	779	26 822	3 323	30 145
	Jun-03	4 570	2 943	3 024	2 221	8 184	3 494	24 436	123	35	145	98	762	1 163	554	26 153	3 806	29 959
Yield – g/t	Sep-03	4.20	5.60	4.89	5.38	6.27	5.56	5.30	0.59	0.66	0.26	0.40	0.67	0.53	2.12	3.69	2.53	3.51
	Jun-03	4.16	6.25	4.66	4.63	6.70	6.01	5.43	0.57	0.65	0.27	0.33	0.64	0.51	1.76	3.68	2.00	3.32
Cash operating costs – R/kg	Sep-03	85 499	73 337	75 018	88 284	67 492	76 321	76 050	70 238	58 903	72 182	93 102	65 736	69 620	69 199	75 572	73 280	75 319
	Jun-03	82 587	69 873	70 037	95 752	64 343	73 129	73 237	76 959	59 771	65 679	107 224	62 094	67 847	66 711	72 859	77 747	73 480
Cash operating costs – R/ton	Sep-03	359	411	367	475	423	424	403	41	39	19	37	44	37	147	278	185	264
	Jun-03	344	437	326	443	431	440	398	44	39	18	35	40	34	117	268	155	244
Working revenue (R'000)	Sep-03	419 027	259 722	292 601	227 545	680 764	270 724	2 150 384	11 458	2 713	12 214	10 135	64 242	100 763	67 227	2 318 374	285 059	2 603 433
	Jun-03	380 584	243 341	249 194	182 144	707 766	302 445	2 065 474	10 254	2 905	12 118	8 409	66 296	99 982	47 685	2 213 141	318 605	2 531 746
Cash operating costs (R'000)	Sep-03	414 668	221 110	254 388	233 158	530 758	237 890	1 891 971	9 342	1 826	10 178	10 986	48 776	81 107	53 906	2 026 985	243 511	2 270 496
	Jun-03	377 424	205 637	211 792	212 665	526 580	255 514	1 789 612	9 466	2 092	9 524	10 508	47 316	78 906	36 958	1 905 476	295 906	2 201 382
Cash operating profit (R'000)	Sep-03	4 359	38 612	38 214	(5 613)	150 006	32 835	258 412	2 117	887	2 037	(851)	15 466	19 656	13 321	291 389	41 548	332 937
	Jun-03	3 160	37 704	37 402	(30 521)	181 186	46 931	275 862	788	813	2 595	(2 099)	18 980	21 077	10 727	307 666	22 699	330 365

Quarterly financial results (Rand/metric) (excluding ARMgold)

	Quarter ended 30 September 2003	Quarter ended 30 June 2003
Ore milled – t'000	**6 856**	7 228
Gold produced – kg	**22 725**	21 992
Gold price received – R/kg	**86 258**	83 770
Cash operating costs – R/kg	**76 693**	75 433

	R million (unaudited)	R million (reviewed)
Gold sales	**1 960**	1 842
Cash operating costs	**1 743**	1 659
Cash operating profit	**217**	183
Income from associates	**(7)**	33
Amortisation	**(142)**	(140)
Impairment of mining assets	**–**	(598)
Mark to market of financial instruments	**(172)**	220
Rehabilitation cost (provision)/reversal	**(10)**	30
Employment termination costs	**(12)**	(11)
Other income – net	**70**	61
Interest paid	**(55)**	(86)
Corporate, marketing and new business expenditure	**(31)**	(38)
Exploration expenditure	**(14)**	(24)
Foreign exchange losses	**(31)**	(133)
Profit before taxation	**(187)**	(503)
South African normal taxation		
– Current tax	**(18)**	(28)
– Deferred tax	**86**	53
Net earnings	**(119)**	(478)
Earnings per share – cents *		
– Basic earnings	**(62)**	(259)
– Basic earnings before impairment	**(62)**	65
– Headline earnings	**(67)**	44
– Fully diluted earnings **	**(63)**	(259)
Dividends per share – cents		
– Proposed final	**–**	150

Prepared in accordance with International Financial Reporting Standards.

* *Calculated on weighted number of shares in issue at quarter end September 2003: 192.3 million (June 2003: 184.3 million)*

** *Calculated on weighted average number of diluted shares in issue at quarter end September 2003: 190.9 million (June 2003: 184.3 million)*

Reconciliation of headline earnings		
Net earnings	**(119)**	(478)
Adjustments:		
– Profit on sale of assets	**(9)**	(38)
– Impairment of mining assets	**–**	598
Headline earnings	**(128)**	82

Proforma quarterly financial results (Rand/metric) (unaudited)
(including ARMgold)

	Quarter ended 30 September 2003	Quarter ended 30 June 2003
Ore milled – t'000	8 594	9 014
Gold produced – kg	30 145	29 959
Gold price received – R/kg	86 364	84 507
Cash operating costs – R/kg	75 319	73 480
	R million	**R million**
Gold sales	2 603	2 531
Cash operating costs	2 270	2 201
Cash operating profit	333	330
Income from associates	(11)	29
Amortisation	(166)	(162)
Impairment of mining assets	–	(598)
Mark to market of financial instruments	(172)	221
Rehabilitation cost (provision)/reversal	(17)	28
Employment termination costs	(20)	(11)
Other income – net	121	92
Interest paid	(83)	(102)
Corporate, marketing and new business expenditure	(42)	(38)
Exploration expenditure	(14)	(25)
Foreign exchange losses	(31)	(133)
Profit before taxation	(102)	(369)
South African normal taxation		
– Current tax	(35)	(28)
– Deferred tax	76	63
Net earnings	(61)	(334)
Earnings per share – cents *		
– Basic earnings	(24)	(135)
– Basic earnings before impairment	(24)	107
– Headline earnings	(28)	83
– Fully diluted earnings **	(24)	(135)

The proforma quarterly financial results are for information purposes only.

*   *Calculated on weighted number of shares in issue at quarter end September 2003: 256.0 million (June 2003: 248.0 million)*

** *Calculated on weighted average number of diluted shares in issue at quarter end September 2003: 254.6 million (June 2003: 246.6 million)*

Reconciliation of headline earnings		
Net earnings	(61)	(334)
Adjustments:		
– Profit on sale of assets	(11)	(38)
– Impairment of mining assets	–	598
Headline earnings	(72)	226

Abridged balance sheet (Rand)

	At* 30 September 2003 R million (unaudited)	At 30 June 2003 R million (audited)
Employment of capital		
Mining assets after amortisation	**14 729**	9 969
Intangible assets	**2 843**	–
Investments	**1 260**	868
Investments in associates	**2 896**	1 398
Net current liabilities (excluding cash)	**(1 300)**	(309)
Cash	**2 561**	1 687
Total assets	**22 989**	13 613
Capital employed		
Shareholders' equity	**15 937**	8 628
Loans	**2 881**	2 415
Long-term provisions	**840**	632
Minority interest	**139**	120
Unrealised hedging loss	**450**	284
Deferred tax	**2 742**	1 534
Total equity and liabilities	**22 989**	13 613

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

Issued share capital: 257.9 million ordinary shares of 50 cents each. (June 2003: 184.9 million shares)

* *The amounts in the balance sheet have changed significantly as a result of the inclusion of ARMgold.*

Operating and financial results (US$/imperial)

		Underground production – South Africa							Surface production – South Africa						Kalgold Open-cast	South Africa Total	Australia Total	Harmony Total
		Free State	Evander	Rand-fontein	Elands-kraal	Free Gold	ARMgold	Sub Total	Free State	Evander	Rand-fontein	Elands-kraal	Free Gold	Sub Total				
Ore milled	Sep-03	1,275	593	765	541	1,383	618	5,176	250	52	602	326	1,215	2,446	405	8,026	1,451	9,477
– t'000	Jun-03	1,211	519	716	529	1,348	641	4,963	237	60	590	330	1,310	2,526	347	7,837	2,103	9,940
Gold produced	Sep-03	155,930	96,934	109,023	84,910	252,832	100,213	799,842	4,276	997	4,533	3,794	23,856	37,455	25,045	862,343	106,836	969,179
– oz	Jun-03	146,928	94,619	97,223	71,406	263,121	112,334	785,632	3,955	1,125	4,662	3,151	24,499	37,391	17,811	840,835	122,365	963,200
Yield	Sep-03	0.12	0.16	0.14	0.16	0.18	0.16	0.15	0.02	0.02	0.01	0.01	0.02	0.02	0.06	0.11	0.07	0.10
– oz/t	Jun-03	0.12	0.18	0.14	0.13	0.20	0.18	0.16	0.02	0.02	0.01	0.01	0.02	0.01	0.05	0.10	0.06	0.09
Cash operating	Sep-03	359	308	315	370	283	320	319	295	247	303	390	276	292	290	317	307	316
costs – $/oz	Jun-03	332	281	282	385	259	294	295	310	240	264	431	250	273	268	293	313	296
Cash operating	Sep-03	44	50	45	58	52	52	49	5	5	2	5	5	4	18	34	23	32
costs – $/t	Jun-03	40	51	38	52	51	52	47	5	5	2	4	5	4	14	31	18	29
Working revenue	Sep-03	56,500	35,020	39,453	30,681	91,792	36,503	289,950	1,545	366	1,647	1,367	8,662	13,586	9,065	312,601	38,436	351,037
($'000)	Jun-03	49,211	31,465	32,222	23,552	91,517	39,107	267,074	1,326	376	1,567	1,087	8,572	12,928	6,166	286,168	41,197	327,365
Cash operating	Sep-03	55,912	29,814	34,301	31,438	71,565	32,076	255,106	1,260	246	1,372	1,481	6,577	10,936	7,268	273,311	32,834	306,145
costs ($'000)	Jun-03	48,803	26,590	27,386	27,498	68,089	33,039	231,404	1,224	271	1,231	1,359	6,118	10,203	4,779	246,386	38,262	284,648
Cash operating	Sep-03	588	5,206	5,153	(757)	20,226	4,427	34,843	285	120	275	(115)	2,085	2,650	1,796	39,290	5,602	44,892
profit ($'000)	Jun-03	409	4,875	4,836	(3,946)	23,428	6,068	35,670	102	105	335	(271)	2,454	2,725	1,387	39,782	2,935	42,718

Quarterly financial results (US$/imperial) (excluding ARMgold)

	Quarter ended 30 September 2003	Quarter ended 30 June 2003
Ore milled – t'000	**7 559**	7 971
Gold produced – oz	**730 622**	707 053
Gold price received – $ / oz	**362**	337
Cash operating costs – $ / oz	**322**	303
	$million (unaudited)	$million (reviewed)
Gold sales	**264**	239
Cash operating costs	**235**	215
Cash operating profit	**29**	24
Income from associates	**(1)**	4
Amortisation	**(19)**	(18)
Impairment of mining assets	**–**	(77)
Mark to market of financial instruments	**(23)**	28
Rehabilitation cost (provision)/reversal	**(1)**	4
Employment termination costs	**(2)**	(1)
Other income – net	**9**	8
Interest paid	**(7)**	(11)
Corporate, marketing and new business expenditure	**(4)**	(5)
Exploration expenditure	**(2)**	(3)
Foreign exchange losses	**(4)**	(18)
Profit before taxation	**(25)**	(65)
South African normal taxation		
– Current tax	**(2)**	(4)
– Deferred tax	**11**	7
Net earnings	**(16)**	(62)
Earnings per share – cents *		
– Basic earnings	**(8)**	(34)
– Basic earnings before impairment	**(8)**	8
– Headline earnings	**(9)**	6
– Fully diluted earnings **	**(8)**	(34)
Dividends per share – cents		
– Proposed final	**–**	19

Prepared in accordance with International Financial Reporting Standards.

Currency conversion rates average for the quarter: September 2003: US$1=R7.42 (June 2003: US$1=R7.73)
* *Calculated on weighted number of shares in issue at quarter end September 2003: 192.3 million (June 2003: 184.3 million)*
** *Calculated on weighted average number of diluted shares in issue at quarter end September 2003: 190.9 million (June 2003: 184.3 million)*

Reconciliation of headline earnings:

Net earnings	**(16)**	(62)
Adjustments:		
– Profit on sale of assets	**(1)**	(5)
– Impairment of mining assets	**–**	77
Headline earnings	**(17)**	10

26

Proforma quarterly financial results (US$/imperial) (unaudited)
(including ARMgold)

	Quarter ended 30 September 2003	Quarter ended 30 June 2003
Ore milled – t'000	9 477	9 940
Gold produced – oz	969 179	963 200
Gold price received – $ / oz	362	340
Cash operating costs – $ / oz	316	296
	$million	$million
Gold sales	351	327
Cash operating costs	306	284
Cash operating profit	45	43
Income from associates	(1)	4
Amortisation	(22)	(21)
Impairment of mining assets	–	(77)
Mark to market of financial instruments	(23)	29
Rehabilitation cost (provision)/reversal	(2)	4
Employment termination costs	(3)	(1)
Other income – net	15	10
Interest paid	(11)	(13)
Corporate, marketing and new business expenditure	(6)	(5)
Exploration expenditure	(2)	(3)
Foreign exchange losses	(4)	(17)
Profit before taxation	(14)	(47)
South African normal taxation		
– Current tax	(5)	(4)
– Deferred tax	11	8
Net earnings	(8)	(43)
Earnings per share – cents *		
– Basic earnings	(3)	(17)
– Basic earnings before impairment	(3)	13
– Headline earnings	(4)	12
– Fully diluted earnings **	(3)	(17)

The proforma quarterly financial results are for information purposes only.

Currency conversion rates average for the quarter: September 2003: US$1=R7.42 (June 2003: US$1=R7.73)
* *Calculated on weighted number of shares in issue at quarter end September 2003: 256.0 million (June 2003: 248.0 million)*
** *Calculated on weighted average number of diluted shares in issue at quarter end September 2003: 254.6 million (June 2003: 246.6 million)*

Reconciliation of headline earnings:

Net earnings	(8)	(43)
Adjustments:		
– Profit on sale of assets	(1)	(4)
– Impairment of mining assets	–	77
Headline earnings	(9)	30

Abridged balance sheet (US$)

	At* 30 September 2003 US$ million (unaudited)	At 31 June 2003 US$ million (audited)
Employment of capital		
Mining assets after amortisation	**2 116**	1 327
Intangible assets	**408**	–
Investments	**181**	116
Loans to share trusts	**416**	186
Net current liabilities (excluding cash)	**(186)**	(41)
Cash	**368**	225
Total assets	**3 303**	1 813
Capital employed		
Shareholders' equity	**2 290**	1 149
Loans	**414**	322
Long-term provisions	**120**	84
Minority interest	**20**	16
Unrealised hedging loss	**65**	38
Deferred tax	**394**	204
Total equity and liabilities	**3 303**	1 813

Basis of accounting

The unaudited results of the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. These consolidated quarterly statements are prepared in accordance with IFRS 34 Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.

Issued share capital: 257.9 million ordinary shares of 50 cents each. (June 2003: 184.9 million shares)

Balance sheet converted at conversion rate of US$ 1 = R6.96 (June 2003: R7.51)

*   *The amounts in the balance sheet have changed significantly as a result of the inclusion of ARMgold.*

Condensed statement of changes in shareholders' equity (unaudited)

	At 30 Sept. 2003 R million	At 30 Sept. 2002 R million	At 30 Sept. 2003 US$ million	At 30 Sept. 2002 US$ million
Balance as at the beginning of the financial year	**8 628**	7 963	1 240	758
Currency translation adjustment and other	**(104)**	(10)	(15)	(1)
Issue of share capital	**7 823**	210	1 124	20
Net earnings	**(119)**	426	(17)	41
Dividends paid	**(291)**	(741)	(42)	(71)
Balance as at the end of September	**15 937**	7 848	2 290	747

Prepared in accordance with International Financial Reporting Standards.

Abridged cashflow statements (unaudited)

3 Months ended 30 Sept. 2002 US$ million	3 Months ended 30 Sept. 2003 US$ million		3 Months ended 30 Sept. 2003 R million	3 Months ended 30 Sept. 2002 R million
84	**76**	Cash flow from operating activites	**565**	869
(11)	**68**	Cash utilised in investing activities	**505**	(114)
(55)	**(26)**	Cash utilised in financing activities	**(196)**	(570)
(2)	**(25)**	Translation adjustment	**–**	–
16	**143**	Increase in cash and equivalents	**874**	185
139	**225**	Opening cash and equivalents	**1 687**	1 441
155	**368**	Closing cash and equivalents	**2 561**	1 626

Prepared in accordance with International Financial Reporting Standards.

Operating activities translated at average rates of: September 2003: US$1 = R7.42
(September 2002: US$1 = R10.39)
Closing balances translated at closing rates of :   September 2003: US$1 = R6.96
(September 2002: US$1 = R10.51)

Maturity schedule of the Harmony Group's commodity contracts by type as at 30 September 2003

	30 June 2004	30 June 2005	30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
Forward sales agreements							
Ounces	55,000	175,000	108,000	147,000	100,000	100,000	685,000
A$/ounce	513	513	510	515	518	518	514
Calls contracts sold							
Ounces	5,000	130,000	40,000	–	–	–	175,000
A$/ounce	540	512	552	–	–	–	522
Total	60,000	305,000	148,000	147,000	100,000	100,000	860,000

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

During the quarter 135,000 ounces of gold contracts were closed out. The mark-to-market of the remaining contracts was a negative R396 million (US$57 million) as at 30 September 2003. These values were based on a gold price of US$388 (A$570) per ounce, exchange rates of US$/R6.96 and A$/US$0.68 and prevailing marketing interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Interest rate swaps
The Group has interest rate swap agreements to convert R600 million of its R1.2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread ranging from 1,8% to 2,2%.

These transactions which mature in June 2006 are designated as fair value hedged. The market-to-market value of the transactions was a negative R44 million (US$6 million) as at 30 September 2003, based on exchange rates of US$/R6.96 and the prevailing interest rates and volatilities at the time.

Gold lease rates
Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a negative R10 million (US$1 million) as at 30 September 2003, based on valuations provided by independent treasury and risk management experts.

Z B Swanepoel
Chief Executive

Virginia
24 October 2003

Development results (metric)

	Reef meters	Sampled meters	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)
Randfontein					
VCR Reef	1 175	903	66	17.15	1 128
UE1A	2 684	2 566	129	8.26	1 064
E8 Reef	412	395	136	6.11	831
Kimberley Reef	710.1	387	161	4.29	689
South Reef	0	0	0	0.00	0
All Reefs	4 981	4 251	119	8.58	1 022
Free State					
Basal	3 114	2 197	101	10.11	1 021
Leader	1 233	977	177	6.13	1 084
A Reef	665	604	144	4.27	614
Middle	206	250	179	5.91	1 059
B Reef	422	401	66	23.63	1 550
All Reefs	5 640	4 429	125	8.25	1 029
Evander					
Kimberley Reef	3 042	2 964	69	14.30	987
Elandskraal					
VCR Reef	703	476	108	10.09	1 094
Free Gold					
Basal	2 209	1 903	58	24.65	1 430
Beatrix	659	501	117	8.57	1 004
All Reefs	2 868	2 404	70	19.06	1 341
Orkney					
Vaal Reef	48.0	32.0	100.2	22.73	2 278
VCR Reef	29.2	24.0	224.0	3.03	679

Development results (imperial)

	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.ozt)
Randfontein					
VCR Reef	3,855	2,963	26	0.498	13
UE1A	8,806	8,419	51	0.235	12
E8 Reef	1,352	1,296	54	0.185	10
Kimberley Reef	2,330	1,270	63	0.127	8
South Reef	–	–	–	–	0
All Reefs	16,342	13,947	47	0.255	12
Free State					
Basal	10,217	7,208	40	0.293	12
Leader	4,045	3,205	70	0.178	12
A Reef	2,180	1,982	57	0.124	7
Middle	676	820	71	0.171	12
B Reef	1,385	1,316	26	0.685	18
All Reefs	18,504	14,531	49	0,241	12
Evander					
Kimberley Reef	9,980	9,724	27	0.420	11
Elandskraal					
VCR Reef	2,307	1,562	43	0.292	13
Free Gold					
Basal	7,247	6,244	23	0.714	16
Beatrix	2,163	1,644	46	0.251	12
All Reefs	9,410	7,887	28	0.550	15
Orkney					
Vaal Reef	157	105	39	0.670	26
VCR Reef	96	79	88	0.090	8

Investor relations

Business address

Harmony Gold Mining
Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
Telephone: +27 (11) 684 0140
Fax:　　　+27 (11) 684 0188

Investor relations contacts

Corné Bobbert
Telephone: +27 (11) 684 0146
Fax:　　　+27 (11) 684 0188
E-mail: cbobbert@harmony.co.za

Ferdi Dippenaar
Telephone: +27 (11) 684 0147
Fax:　　　+27 (11) 684 0188
E-mail: fdippenaar@harmony.co.za

www.harmony.co.za

Share Transfer Secretaries

Ultra Registrars (Pty) Ltd
11 Diagonal Street
Johannesburg 2001
(PO Box 4844, Johannesburg, 2000)
South Africa
Telephone: +27 (11) 832 2652
Fax:　　　+27 (11) 834 4398

ADR Depositary

The Bank of New York
Shareholder Relations Department
101 Barclay Street
22nd Floor, New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax:　　　+1 (212) 815 3050

United Kingdom Registrars

Capita IRG Plc
Balfour House 390-398
High Road, Ilford
Essex IG1 1NQ, United Kingdom
Telephone: +44 (208) 639 1001
Fax:　　　+44 (208) 478 2876

Directors

P T Motsepe *(Chairman),*
Z B Swanepoel *(Chief Executive),*
F Abbott, Dr MMMM Bakane-Tuoane,
F Dippenaar, V N Fakude,
T S A Grobicki, W M Gule, M W King,
D S Lushaba, M F Pleming,
Lord Renwick of Clifton KCMG*,
CML Savage, Dr S P Sibisi,
D V Simelane, Dr R V Simelane,
M V Sisulu, P Taljaard, A J Wilkens

*British

Company secretary

Marian van der Walt
Telephone: +27 (11) 411 2037
Fax:　　　+27 (11) 692 3879
E-mail: mvanderwalt@harmony.co.za

Trading Symbols

Ordinary Shares

JSE Securities Exchange:	HAR
New York Stock Exchange:	HMY
London Stock Exchange:	HRM
Euronext Paris:	HG
Euronext Brussels:	HMY
Berlin Stock Exchange:	HAM1

ISIN

ZAE000015228

Registration number

1950/038232/06

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Chief Financial Officer